UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with authorized Capital

Tax ID (“CNPJ”) no. 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 11, 2024

1. Date, Time, and Place: On December 11, 2024, at 09:00 a.m, held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, no. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22.775-005.

2. Call and Attendance: Call notice given in accordance with the rules of procedure and attendance by the totality of the members of the Company's Board of Directors, Messrs. Oscar de Paula Bernardes Neto - Chairman of the Board of Directors, José Guimarães Monforte - Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira

3. Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4. Agenda: Analysis and resolution on: (i) the proposal to issue shares under the Company's stock option program and the respective capital increase; (ii) the amendments on Company's Nomination Policy of the members of the Board of Directors, its advisory Committees, Board of Statutory Officers and Fiscal Council (“Nomination Policy”); (iii) the amendments on the Company's Remuneration Policy of the members of the Board of Directors, its advisory Committees, Board of Statutory Officers and Fiscal Council (“Remuneration Policy”); and (iv) the Stock Ownership Guidelines of the Company.

5. Resolutions: The members of the Board of Directors discussed and resolved on the following:

5.1. Analysis and resolution on the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase: the members of the Board of Directors discussed the Company’s Stock Option Plan approved in the Extraordinary Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan”), and resolved:

As a consequence of the exercise of options pertaining to the Series B9, B10 e B11 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$ 707.67 (seven hundred and seven reais and sixty-seven cents), by means of the issuance of 70,767 (seventy thousand, seven hundred and sixty-seven) common shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Stock Option Plan.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$ 1,271,694,365.82 (one billion, two hundred and seventy-one million, six hundred and ninety-four thousand, three hundred and sixty-five reais and eighty-two cents) to R$ 1,271,695,073.49 (one billion, two hundred and seventy-one million, six hundred and ninety-five thousand and seventy-three reais and forty-nine cents), fully subscribed and paid-in, divided into 1,352,215,647 (one billion, three hundred and fifty-two million, two hundred and fifteen thousand, six hundred and forty-seven) common shares with no par value.

5.2. Analysis and resolution on the amendments on the Company's Nomination Policy: The members of the Board of Directors, based on the favorable recommendation of the Corporate Governance, Sustainability and Nominating Committee, decided unanimously and without reservations to approve the amendments on Nominating Policy of the Company.

5.3. Analysis and resolution on the amendments on the Company's Remuneration Policy: The members of the Board of Directors, based on the favorable recommendation of the People, Culture and Remuneration Committee, decided unanimously and without reservations to approve the amendments on the Remuneration Policy of the Company, in order to reflect the remuneration model approved by the shareholders on the Annual and Extraordinary General Meeting held on April 26, 2024.

5.4. Analysis and resolution on the Stock Ownership Guidelines of the Company: The members of the Board of Directors, based on the favorable recommendation of the People, Culture and Remuneration Committee, decided unanimously and without reservations to approve the Stock Ownership Guidelines of the Company, in order to reflect the remuneration model approved by the shareholders on the Annual and Extraordinary General Meeting held on April 26, 2024.

6. Adjournment: With no further matters to be discussed, these minutes were drawn-up, and subsequently read, approved, and signed by the attending members. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio César de Queiroz Campos, José Roberto Meister Müssnich, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

Rio de Janeiro, December 11, 2024.

This minute is a true copy of the original drawn-up in the proper book.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.